

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2019

Stuart Spence
Chief Financial Officer
MCDERMOTT INTERNATIONAL INC
757 N. Eldridge Parkway
Houston, Texas 77079

> **Re: MCDERMOTT INTERNATIONAL INC**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 25, 2019**
> **Form 8-K filed April 29, 2019**
> **Response filed May 2, 2019**
> **File No. 001-08430**

Dear Mr. Spence:

We have reviewed your May 2, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 29, 2019

Reconciliation of Non-GAAP Financial Measures, page 17

1.   Please tell us why you did not include an adjustment for your non-GAAP measure, adjusted net income, to exclude the $16 million tax benefit from a favorable court ruling on tax matters. Please refer to Question 100.03 of the updated Non-GAAP Compliance and Disclosure Interpretations.

You may contact Tracey Houser, Staff Accountant, at 202-551-3736, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction